April 2, 2020

Alessandro Napoleone
President
Blue State Corp.
1 KL to Walmart Heredia, House 24a
San Jose, Costa Rica

       Re: Blue State Corp.
           Registration Statement on Form S-1
           Filed March 11, 2020
           File No. 333-237085

Dear Mr. Napoleone:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed March 11, 2020

General

1. We note you refer to "OTC Market" throughout the registration statement and you disclose on page 27 that you anticipate applying for trading on the OTC Market upon effectiveness of the registration statement. Please note that OTC Markets Group Inc.
       operates OTC Link which organizes securities into three marketplaces:
OTCQX, OTCQB,
       and Pink. Please note that the OTCQX and OTCQB marketplaces are considered existing markets for purposes of secondary at the market offerings, but that accommodation has not been extended to Pink. Please revise disclosures throughout the registration statement, including the prospectus cover page, to: (1) specify on which of the three marketplaces of
       OTC Link you anticipate applying for quotation of the securities being registered under this registration statement; and (2) disclose when you anticipate applying for quotation.
 Alessandro Napoleone
FirstName Corp.
Blue State LastNameAlessandro Napoleone
Comapany NameBlue State Corp.
April 2, 2020
April 2 2020 Page 2
Page 2,
FirstName LastName
2. Because you are a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. Please refer to SEC Release 33-8869
         (2007). That release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information)
         has been available to the market for a period of 12 months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Accordingly, please revise your prospectus as follows:
           Please revise your disclosure to state that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering and disclose the price at which the selling shareholders will offer their shares. In this regard, please revise throughout the prospectus to remove any and all indications that selling shareholders have the ability to sell their shares at market prices. Please note that the shares must be offered at a fixed price because the company is not eligible to make an at-the-
              market offering under Rule 415(a)(4) as it does not meet the requirements of Rule
              415(a)(1)(x).
           Please revise your disclosure to identify your selling shareholders as underwriters on the prospectus cover page.
Government Approvals, page 22

3. Please tell us the basis for your statement in this section that you "do not expect that there will be any governmental regulations to comply with in running [y]our business,"
         including whether your expectation addresses governmental regulations in running your business in Nevada. In this regard, ensure that you include in this section the disclosure required by Item 101(h)(4)(viii) and (ix) of Regulation S-K and include in the Risk
         Factors section material risks concerning governmental regulations applicable to your business.
Consolidated Financial Statements
Table of Contents, page F-1

4. Please update your interim financial statements through December 31, 2019. Refer to
         Rule 8-08 of Regulation S-X.
 Alessandro Napoleone
FirstName Corp.
Blue State LastNameAlessandro Napoleone
Comapany NameBlue State Corp.
April 2, 2020
Page 2,
April 3 2020 Page 3
FirstName LastName
Report of Independent Registered Public Accounting Firm, page F-2

5. Please have you auditor revise its report to correctly opine on the financial position of the company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for the year ended June 30, 2019 and for the period from June 11, 2018 (inception) to
         June 30, 2018. Otherwise, please advise us.
Note 2 - Significant and Critical Accounting Policies and Practices
l) Recent Accounting Pronouncements, page F-9

6. We note your disclosure that you continue to evaluate the impact of adopting ASUs that you indicate were effective in 2017 and 2018. Please revise to correctly identify the accounting pronouncements you have adopted and to disclose the impact of the adoption on your financial statements. Refer to SAB Topic 11-M. This comment also applies to your interim financial statements.
7. As a related matter, revise the filing to consistently disclose the correct date on which you adopted ASU 2014-09, Revenue from Contracts with Customers (Topic
606).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Martin James,
Senior Advisor, at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Randall Lanham